UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of report: May 4, 2018

Commission file number 1-33867

TEEKAY TANKERS LTD.

(Exact name of Registrant as specified in its charter)

4th Floor, Belvedere Building

69 Pitts Bay Road

Hamilton, HM 08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No  ☒

Item 1 – Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of the 2018 Proxy Statement of Teekay Tankers Ltd. (the “Company”), dated May 4, 2018.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY.

•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-148055) FILED WITH THE SEC ON DECEMBER 13, 2007;

•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-194404) FILED WITH THE SEC ON MARCH 7, 2014;

•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-223824) FILED WITH THE SEC ON MARCH 21, 2018;

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-205643) FILED WITH THE SEC ON JULY 13, 2015; AND

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.

Date: May 4, 2018	By:	/s/ Stewart Andrade
	Name:	Stewart Andrade
	Title:	Chief Financial Officer

TEEKAY TANKERS LTD. 4th Floor, Belvedere Building, 69 Pitts Bay Road Hamilton, HM 08 Bermuda

May 4, 2018

Dear Shareholder,

On behalf of the Board of Directors, it is my pleasure to extend to you an invitation to attend the 2018 Annual Meeting of Shareholders of Teekay Tankers Ltd. The annual meeting will be held at:

Place:	Princess Katherine Ballroom Hamilton Princess and Beach Club Hotel 76 Pitts Bay Road Hamilton, HM 08 Bermuda

Date:	Wednesday, June 13, 2018

Time:	11:30 a.m. Atlantic Daylight Time

The Notice of Annual Meeting and Proxy Statement describes the business to be transacted at the annual meeting and provides other information concerning Teekay Tankers Ltd. The principal business to be transacted at the annual meeting will be (i) the election of the Company’s directors for a term of one year, and (ii) the approval of an amendment to Teekay Tankers’ Amended and Restated Articles of Incorporation to increase the number of authorized shares of Teekay Tankers Class A Common Stock from 285,000,000 to 485,000,000, with a corresponding increase in the number of authorized shares of capital stock from 485,000,000 to 685,000,000 (the “Charter Amendment”). The Board of Directors unanimously recommends that shareholders vote for the election of the nominated directors and for the approval of the Charter Amendment.

We are furnishing proxy materials to our shareholders over the Internet. On or about May 4, 2018, we will mail to our shareholders a notice containing instructions on how to access our 2018 proxy statement and annual report via the Internet and vote online. The notice also provides instructions on how you can request a paper copy of these documents if you desire, and how you can enroll in e-delivery to receive future annual materials via email.

We know that many of our shareholders will be unable to attend the annual meeting. Proxies are solicited so that each shareholder has an opportunity to vote on all matters that are scheduled to come before the annual meeting. Whether or not you plan to attend the annual meeting, we hope that you will have your stock represented by voting online, or by completing and returning a proxy card or voting instruction card, as soon as possible. You may, of course, attend the annual meeting and vote in person even if you have previously voted online or submitted your proxy card or voting instructions.

Sincerely,

KEVIN MACKAY

President and Chief Executive Officer

2018 ANNUAL MEETING OF SHAREHOLDERS

NOTICE OF ANNUAL MEETING AND PROXY STATEMENT

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS		1
QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE ANNUAL MEETING		2
Q:	Why am I receiving these materials?	2
Q:	What information is contained in this proxy statement?	2
Q:	How may I obtain Teekay Tankers’ annual report to shareholders?	2
Q:	How may I obtain Teekay Tankers’ Annual Report on Form 20-F filed with the Securities and Exchange Commission (or SEC)?	2
Q:	What items of business will be voted on at the annual meeting?	2
Q:	How does the Board recommend that I vote?	2
Q:	What shares can I vote?	3
Q:	What is the difference between holding shares as a shareholder of record and as a beneficial owner?	3
Q:	How can I attend the annual meeting?	3
Q:	How can I vote my shares in person at the annual meeting?	3
Q:	How can I vote my shares without attending the annual meeting?	4
Q:	Can I change my vote?	4
Q:	Is my vote confidential?	4
Q:	What are the relative voting rights of Teekay Tankers’ Class A common stock and Class B common stock?	4
Q:	How many shares must be present or represented to conduct business at the annual meeting?	4
Q:	How are votes counted?	4
Q:	What is the voting requirement to approve each of the proposals?	5
Q:	Is cumulative voting permitted for the election of directors?	5
Q:	What happens if additional matters are presented at the annual meeting?	5
Q:	What should I do if I receive more than one set of voting materials?	5
Q:	How may I obtain a separate set of voting materials?	5
Q:	Who will bear the cost of soliciting votes for the annual meeting?	6
Q:	Where can I find the voting results of the annual meeting?	6
Q:	What is the deadline to propose actions for consideration at next year’s annual meeting of shareholders or to nominate individuals to serve as directors?	6
Q:	How may I communicate with Teekay Tankers’ Board or the non-management directors on Teekay Tankers’ Board?	7
CORPORATE GOVERNANCE PRINCIPLES AND BOARD MATTERS		8
DIRECTOR COMPENSATION		13
NON-EMPLOYEE DIRECTOR COMPENSATION TABLE FOR 2017		13
PROPOSALS TO BE VOTED ON		14
PROPOSAL NO. 1 ELECTION OF DIRECTORS		14
INFORMATION ABOUT THE DIRECTOR NOMINEES		15
PROPOSAL NO. 2 AMENDMENT TO THE AMENDED AND RESTATED ARTICLES OF INCORPORATION		18
COMMON STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT		19
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS		21
EXECUTIVE OFFICERS		23
PRINCIPAL AUDITOR FEES AND SERVICES		24
REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS		25

i

TEEKAY TANKERS LTD.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Time and Date	Wednesday, June 13, 2018 11:30 a.m. Atlantic Daylight Time

Place	Princess Katherine Ballroom Hamilton Princess and Beach Club Hotel 76 Pitts Bay Road Hamilton, HM 08 Bermuda

Items of Business

(1)   To elect seven directors to Teekay Tankers’ Board of Directors for a term of one year.

(2)   To amend Section 5.1 of Teekay Tankers’ Amended and Restated Articles of Incorporation to increase the number of authorized shares of Teekay Tankers Class A Common Stock from 285,000,000 to 485,000,000, with a corresponding increase in the number of authorized shares of capital stock from 485,000,000 to 685,000,000.

(3)   To transact such other business as may properly come before the annual meeting or any adjournment or postponement of the meeting.

Adjournments and Postponements	Any action on the items of business described above may be considered at the annual meeting at the time and on the date specified above or at any time and date to which the annual meeting may be properly adjourned or postponed.

Record Date	The record date for the annual meeting is April 17, 2018. Only shareholders of record at the close of business on that date will be entitled to notice of, and to vote at, the annual meeting or any adjournment or postponement of the meeting.

Internet Availability	We are furnishing proxy materials to our shareholders over the Internet. On or about May 4, 2018, we will mail to our shareholders a notice containing instructions on how to access our 2018 proxy statement and annual report via the Internet and vote online. The notice also provides instructions on how shareholders can request a paper copy of these documents, if they desire, and how shareholders can enroll in e-delivery to receive future annual materials via email.

Voting	Your vote is very important. Whether or not you plan to attend the annual meeting, we encourage you to read the proxy statement and vote online or submit your proxy or voting instructions as soon as possible. For specific instructions on how to vote your shares, please refer to the section entitled Questions and Answers beginning on page 2 of the proxy statement and the instructions on the proxy or voting instruction card.

By Order of the Board of Directors

KEVIN MACKAY

President and Chief Executive Officer

May 4, 2018

This notice of annual meeting and proxy statement and form of proxy are being distributed on or about

May 4, 2018.

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE ANNUAL MEETING

Q:	Why am I receiving these materials?

A:	The Board of Directors (or Board) of Teekay Tankers Ltd., a corporation organized in the Republic of The Marshall Islands (or Teekay Tankers), is providing these proxy materials to you in connection with Teekay Tankers’ Annual Meeting of Shareholders, which will take place on Wednesday, June 13, 2018. As a shareholder, you are invited to attend the annual meeting and are entitled and requested to vote on the items of business described in this proxy statement.

Q:	What information is contained in this proxy statement?

A:	The information included in this proxy statement relates to the proposals to be voted on at the annual meeting, the voting process, the compensation of directors and Teekay Tankers’ executive officers, and certain other information about Teekay Tankers.

Q:	How may I obtain Teekay Tankers’ annual report to shareholders?

A:	A copy of our annual report to shareholders may be found under “Financials & Presentations” in the “Investors — Teekay Tankers” section of our website at www.teekay.com.

Q:	How may I obtain Teekay Tankers’ Annual Report on Form 20-F filed with the Securities and Exchange Commission (or SEC)?

A:	Our 2017 Annual Report on Form 20-F constitutes our annual report to shareholders. Copies of the 2017 Annual Report on Form 20-F are available under “Financials & Presentations—SEC Filings” in the “Investors — Teekay Tankers” section of our website at www.teekay.com, and at the SEC’s EDGAR database on the SEC’s website at www.sec.gov. Shareholders may also request a free copy of our 2017 Annual Report on Form 20-F from:

Teekay Tankers Ltd.

Suite 2000, Bentall 5

550 Burrard Street

Vancouver, BC V6C 2K2

Attention: Investor Relations

Telephone: (604) 844-6654

Email: investor.relations@teekay.com

Teekay Tankers will also furnish any exhibit to the Form 20-F, if specifically requested.

Q:	What items of business will be voted on at the annual meeting?

A:	The items of business scheduled to be voted on at the annual meeting are:

•	the election of seven directors to Teekay Tankers’ Board for a term of one year;

•	the approval of an amendment to Section 5.1 of Teekay Tankers’ Amended and Restated Articles of Incorporation to increase the number of authorized shares of Teekay Tankers Class A Common Stock from 285,000,000 to 485,000,000, with a corresponding increase in the number of authorized shares of capital stock from 485,000,000 to 685,000,000 (the “Charter Amendment”); and

•	any other business that properly comes before the annual meeting.

Q:	How does the Board recommend that I vote?

A:	The Board recommends that you vote your shares “FOR” each of the nominees to the Board and “FOR” the Charter Amendment.

Q:	What shares can I vote?

A:	Each share of Teekay Tankers common stock issued and outstanding as of the close of business on April 17, 2018, the record date for the annual meeting, is entitled to be voted on all items being voted upon at the annual meeting. The record date for the annual meeting is the date used to determine both the number of shares of Teekay Tankers’ common stock that are entitled to be voted at the annual meeting and the identity of the shareholders of record and beneficial owners of those shares of common stock who are entitled to vote those shares at the annual meeting. On the record date for the annual meeting, we had approximately 231,550,575 shares of Class A common stock and 37,007,981 shares of Class B common stock issued and outstanding.

You may vote all shares owned by you as of the record date for the annual meeting, including (1) shares held directly in your name as the shareholder of record, and (2) shares held for you as the beneficial owner through a broker, trustee or other nominee such as a bank.

Q:	What is the difference between holding shares as a shareholder of record and as a beneficial owner?

A:	Most Teekay Tankers shareholders hold their shares through a broker or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Shareholder of Record

If your shares are registered directly in your name with Teekay Tankers’ transfer agent, Computershare, you are considered, with respect to those shares, the shareholder of record, and these proxy materials are being sent directly to you by Teekay Tankers. As the shareholder of record, you have the right to grant your voting proxy directly to Teekay Tankers management or to vote in person at the meeting. Teekay Tankers has enclosed or sent a proxy card for you to use.

Beneficial Owner

If your shares are held in a brokerage account or by another nominee, you are considered the beneficial owner of shares held in street name and these proxy materials are being forwarded to you together with a voting instruction card. As the beneficial owner, you have the right to direct your broker, trustee or nominee how to vote and are also invited to attend the annual meeting.

Since a beneficial owner is not the shareholder of record, you may not vote these shares in person at the meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the meeting. Your broker, trustee or nominee should have provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your shares.

Q:	How can I attend the annual meeting?

A:	You are entitled to attend the annual meeting only if you were a Teekay Tankers shareholder as of the close of business on Tuesday, April 17, 2018 or you hold a valid proxy for the annual meeting. You should be prepared to present photo identification for admittance. In addition, if you are a shareholder of record, your name will be verified against the list of shareholders of record on the record date prior to your being admitted to the annual meeting. If you are not a shareholder of record but hold shares through a broker or nominee (i.e., in street name), you should provide proof of beneficial ownership on the record date, such as your most recent account statement prior to the record date, a copy of the voting instructions provided by your broker, trustee or nominee, or other similar evidence of ownership. If you do not provide photo identification or comply with the procedures outlined above upon request, you will not be admitted to the annual meeting. The meeting is scheduled to begin promptly at 11:30a.m. Atlantic Daylight Time.

Q:	How can I vote my shares in person at the annual meeting?

A:

Shares held in your name as the shareholder of record may be voted in person at the annual meeting. Shares held beneficially in street name may be voted in person only if you obtain a legal proxy from the broker, trustee or nominee that holds your shares giving you the right to vote the shares. Even if you plan to attend the annual meeting, we recommend that you also submit your proxy or voting instructions as described below so that your vote will be counted if you later decide not to attend the meeting.

Q:	How can I vote my shares without attending the annual meeting?

A:	Whether you hold shares directly as the shareholder of record or beneficially in street name, you may direct how your shares are voted without attending the meeting. If you are a shareholder of record, you may vote by submitting a proxy or by voting online or by telephone. If you hold shares beneficially in street name, you may vote by submitting voting instructions to your broker, trustee or nominee.

Q:	Can I change my vote?

A:	You may change your vote at any time prior to the vote at the annual meeting. If you are the shareholder of record, you may change your vote by granting a new proxy bearing a later date (which automatically revokes the earlier proxy), by providing a written notice of revocation to Teekay Tankers’ Corporate Secretary by mail received prior to your shares being voted, or by attending the annual meeting and voting in person. Attendance at the meeting will not cause your previously granted proxy to be revoked unless you specifically so request. For shares you hold beneficially in street name, you may change your vote by submitting new voting instructions to your broker, trustee or nominee, or, if you have obtained a legal proxy from your broker or nominee giving you the right to vote your shares, by attending the meeting and voting in person.

Q:	Is my vote confidential?

A:	Proxy instructions, ballots and voting tabulations that identify individual shareholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within Teekay Tankers or to third parties, except (1) as necessary to meet applicable legal requirements, (2) to allow for the tabulation of votes and certification of the vote and (3) to facilitate a successful proxy solicitation. Occasionally, shareholders provide written comments on their proxy card, which are then forwarded to Teekay Tankers’ management.

Q:	What are the relative voting rights of Teekay Tankers’ Class A common stock and Class B common stock?

A:	Holders of shares of Class A common stock and Class B common stock are entitled to vote on all matters submitted to a vote of shareholders at the meeting, including the election of directors and the approval of the Charter Amendment. Holders of Teekay Tankers’ Class A common stock will be entitled to one vote per share on all matters voted on at the meeting. Pursuant to Teekay Tankers’ articles of incorporation, holders of Teekay Tankers’ Class B common stock are generally entitled to five votes per share, provided that the voting power of the Class B common stock is limited such that the aggregate voting power of all shares of outstanding Class B common stock can at no time exceed 49% of the voting power of our outstanding Class A common stock and Class B common stock, voting together as a single class. Based on the current number of outstanding shares of Teekay Tankers’ Class A common stock and Class B common stock, each outstanding share of Class B common stock will be entitled to five votes on all matters voted on at the meeting.

Q:	How many shares must be present or represented to conduct business at the annual meeting?

A:	The general quorum requirement for holding the annual meeting and transacting business is that holders of a majority of the total voting power of all shares of Teekay Tankers’ Class A and Class B common stock entitled to vote must be present in person or represented by proxy. In order to approve the Charter Amendment, it is also required that the holders of a majority of the Class A Common Stock entitled to vote at the annual meeting must also be present in person or represented by proxy at the annual meeting. Abstentions are counted for the purpose of determining the presence of a quorum, but broker non-votes will not be counted for purposes of determining the presence of a quorum.

Q:	How are votes counted?

A:	In the election of directors, you may vote “FOR” all of the nominees or your vote may be “WITHHELD” with respect to one or more of the nominees. For any other item of business, including the approval of the Charter Amendment, you may vote “FOR,” “AGAINST” or “ABSTAIN.” If you “ABSTAIN,” the abstention has the same effect as a vote “AGAINST” because the required vote, in each case, is based on the number of shares outstanding rather than the number of votes cast.

If you provide specific instructions for a given item, your shares will be voted as you instruct on such item. If you sign your proxy card or voting instruction card without giving specific instructions, your shares will be voted in accordance with the recommendations of the Board (i.e., “FOR” all of Teekay Tankers’ nominees to the Board, “FOR” the Charter Amendment and in the discretion of the proxyholders on any other matters that properly come before the meeting.)

If your broker holds your shares in its name (or street name), the broker is permitted to vote your shares on “discretionary” matters, even if it does not receive voting instructions from you. The proposal to ratify the Charter Amendment is the only “discretionary” matter proposed for action at the annual meeting. If you hold shares beneficially in street name and do not provide your broker with voting instructions on any of the remaining non-discretionary matters, such as the election of directors, your shares may constitute “broker non-votes.” In tabulating the voting result for any particular proposal, shares that constitute broker non-votes are not considered entitled to vote on that proposal. Thus, broker non-votes will not affect the outcome of the election of directors, assuming that a quorum is obtained.

Q:	What is the voting requirement to approve each of the proposals?

A:	In the election of directors, the seven persons receiving the highest number of “FOR” votes at the annual meeting will be elected.

Approval of the Charter Amendment requires the affirmative “FOR” vote of the holders of at least a majority of (1) the outstanding shares of Class A Common Stock as of the record date, voting as a single class, and (2) the outstanding voting power of Class A Common Stock and Class B Common Stock as of the record date, voting together as a single class.

Any other proposal requires the affirmative “FOR” vote of a majority of the total voting power of those shares of common stock present in person or represented by proxy and entitled to vote on that proposal at the annual meeting.

Q:	Is cumulative voting permitted for the election of directors?

A:	No. Teekay Tankers does not allow you to cumulate your vote in the election of directors. For all matters proposed for shareholder action at the annual meeting, each share of Class A common stock outstanding as of the close of business on the record date is entitled to one vote and each share of Class B common stock outstanding as of the close of business on the record date is entitled to five votes.

Q:	What happens if additional matters are presented at the annual meeting?

A:	Other than the two items of business described in this proxy statement, we are not aware of any business to be acted upon at the annual meeting. If you grant a proxy, the persons named as proxyholders, Kevin Mackay, Stewart Andrade and Arthur Bensler, will have the discretion to vote your shares on any additional matters properly presented for a vote at the meeting. If for any unforeseen reason any of our nominees are not available as a candidate for director, the persons named as proxyholders will vote your proxy for such candidate or candidates as may be nominated by the Board, unless the Board chooses to reduce the number of directors serving on the Board.

Q:	What should I do if I receive more than one set of voting materials?

A:	If you request a printed set of voting materials, you may receive more than one set of voting materials, including multiple copies of this proxy statement and multiple proxy or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you may receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a shareholder of record requesting printed voting materials and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive.

Q:	How may I obtain a separate set of voting materials?

A:

If you share an address with another shareholder and request a printed set of voting materials, you may receive only one set of proxy materials unless you have provided contrary instructions. If you wish to receive a separate set of proxy materials now or in the future, you may contact us to request a separate copy of these materials at:

Teekay Tankers Ltd.

Suite 2000, Bentall 5

550 Burrard Street

Vancouver, BC V6C 2K2

Attention: Investor Relations

Telephone: (604) 844-6654

Email: investor.relations@teekay.com

Similarly, if you share an address with another shareholder and have received multiple copies of our proxy materials, you may contact us as indicated above to request delivery of a single copy of these materials in the future.

Q:	Who will bear the cost of soliciting votes for the annual meeting?

A:	Teekay Tankers is making this solicitation and will pay the entire cost of preparing, assembling, printing, mailing and distributing proxy materials and soliciting votes. In addition to the mailing of these proxy materials, the solicitation of proxies or votes may be made in person, by telephone or by electronic communication by our directors, officers and employees, who will not receive any additional compensation for such solicitation activities. Upon request, we will reimburse brokerage houses and other custodians, nominees and fiduciaries for forwarding proxy and solicitation materials to shareholders.

Q:	Where can I find the voting results of the annual meeting?

A:	We intend to announce preliminary voting results at the annual meeting and publish final results in our report on Form 6-K for the second quarter of 2018.

Q:	What is the deadline to propose actions for consideration at next year’s annual meeting of shareholders or to nominate individuals to serve as directors?

A:	You may submit proposals, including director nominations, for consideration at future shareholder meetings as indicated below.

Shareholder Proposals

For a shareholder proposal to be considered for inclusion in Teekay Tankers’ proxy statement for the annual meeting next year, the written proposal must be received by Teekay Tankers’ Corporate Secretary at the address set forth below no later than the date that is 120 days prior to the anniversary of this proxy statement. Such proposals also will need to comply with Teekay Tankers’ bylaws provisions regarding business to be brought before a shareholder meeting. Proposals should be delivered or sent by mail, addressed to:

Corporate Secretary

Teekay Tankers Ltd.

4th Floor, Belvedere Building

69 Pitts Bay Road

Hamilton, HM 08

Bermuda

For a shareholder proposal that is not intended to be included in Teekay Tankers’ proxy statement as described above, the shareholder must deliver a proxy statement and form of proxy to holders of a sufficient number of shares of Teekay Tankers common stock to approve that proposal, provide the information required by Teekay Tankers’ bylaws and give timely notice to Teekay Tankers’ Corporate Secretary in accordance with the bylaws, which, in general, require that the notice be received by the Corporate Secretary not less than 90 days or more than 120 days prior to the anniversary date of the immediately preceding annual general meeting.

Nomination of Director Candidates

You may propose director candidates for consideration by the Board’s Nominating and Corporate Governance Committee. Any such recommendation should include the nominee’s name and qualifications for Board membership and should be directed to Teekay Tankers’ Corporate Secretary at the address set forth above. Please read “Corporate Governance Principles and Board Matters — Consideration of Director Nominees” below. In addition, Teekay Tankers’ bylaws permit shareholders to nominate directors for election at an annual shareholder meeting. To nominate a director, the shareholder must deliver a proxy statement and form of proxy to holders of a sufficient number of shares of Teekay Tankers’ common stock to elect such nominee and provide the information required by Teekay Tankers’ bylaws, as well as a statement by the nominee acknowledging that he or she consents to being nominated and will owe a fiduciary obligation to Teekay Tankers and its shareholders if elected. In addition, the shareholder must give timely notice to Teekay Tankers’ Corporate Secretary in accordance with the bylaws, which, in general, require that the notice be received by the Corporate Secretary within the time period described above under “Shareholder Proposals.”

Copy of Bylaws Provisions

You may contact Teekay Tankers’ Corporate Secretary at the address set forth above for a copy of the relevant bylaws provisions regarding the requirements for making shareholder proposals and nominating director candidates. Teekay Tankers’ bylaws are also available under “Governance” in the “Investors — Teekay Tankers” section of Teekay Tankers’ website at www.teekay.com.

Q:	How may I communicate with Teekay Tankers’ Board or the non-management directors on Teekay Tankers’ Board?

A:	You may submit any communication intended for Teekay Tankers’ Board by directing the communication by mail or fax addressed to:

Teekay Tankers Ltd.

4th Floor, Belvedere Building

69 Pitts Bay Road

Hamilton, HM 08 Bermuda

Attention: Chairman

Fax: (441) 292-3931

Communications that are intended specifically for non-management directors should be addressed to the Audit Committee and sent to the above address.

CORPORATE GOVERNANCE PRINCIPLES AND BOARD MATTERS

Teekay Tankers is committed to sound corporate governance principles. These principles contribute to Teekay Tankers’ business success and are essential to maintaining Teekay Tankers’ integrity in the marketplace. Teekay Tankers’ Corporate Governance Guidelines and Standards of Business Conduct are available under “Governance” in the “Investors – Teekay Tankers Ltd.” section of our website at www.teekay.com. Although Teekay Tankers is a foreign private issuer, the Company has voluntarily chosen to comply in all material respects with the New York Stock Exchange (or NYSE) domestic corporate governance listing standards applicable to U.S. controlled companies.

Board Independence

The Board has determined that each of our directors, other than Arthur Bensler, the Executive Vice President and General Counsel of Teekay Corporation, and Kenneth Hvid, President and CEO of Teekay Corporation, has no material relationship with Teekay Tankers (either directly or as a partner, shareholder or officer of an organization that has a relationship with Teekay Tankers) and is independent within the meaning of Teekay Tankers’ director independence standards, which reflect the NYSE director independence standards, as currently in effect. Five of the current directors standing for re-election at the annual meeting are independent directors.

The Board has determined that each member of Teekay Tankers’ Audit Committee and Conflicts Committee has no material relationship with Teekay Tankers (either directly or as a partner, shareholder or officer of an organization that has a relationship with Teekay Tankers) and is independent within the meaning of Teekay Tankers’ director independence standards. In addition, the Board has determined that each member of the Audit Committee and the Conflicts Committee also satisfies Teekay Tankers’ Audit Committee member independence standards, which reflect applicable NYSE and SEC audit committee member independence standards.

Board Structure and Committee Composition

Teekay Tankers has chosen to separate the positions of Chairman of the Board and Chief Executive Officer and to have those positions occupied by different individuals believing such separation promotes greater management accountability to shareholders.

As of the date of this proxy statement, the Board has seven directors and the following three committees: (1) Audit, (2) Conflicts, and (3) Nominating and Corporate Governance. The function of each of the committees is described later in this section. Each of the committees operates under a written charter adopted by the Board. All of the committee charters are available under “Governance” in the “Investors – Teekay Tankers Ltd.” section of our website at www.teekay.com. During 2017, the Board held nine meetings. Directors attended all board meetings. All committee members attended all committee meetings in 2017. The membership of each of the committees for 2017, and as of the date of this proxy statement, and the number of meetings of each committee held during 2017 are as follows:

Name of Director	Audit		Conflicts		Nominating and Corporate Governance
Independent Directors:
Richard J.F. Bronks	X		X		X	*
Richard T. du Moulin	X		X	*	X
William Lawes	X		X		X
Richard D. Paterson	X	*(1)	X	(1)	X	(1)
Bjorn Moller
Non-independent Directors:
Arthur Bensler
Kenneth Hvid

Number of Meetings in 2017	6		5		5

X = Committee member

* = Chair

(1) = Committee member since August 1, 2017.

Audit Committee

Teekay Tankers’ Audit Committee is composed entirely of directors who satisfy applicable NYSE and SEC audit committee independence standards. All members of the committee are financially literate and the Board has determined that each of William Lawes and Richard Paterson qualifies as an audit committee financial expert.

The Audit Committee assists the Board in fulfilling its responsibilities for general oversight of:

•	the integrity of Teekay Tankers’ consolidated financial statements;

•	Teekay Tankers’ compliance with legal and regulatory requirements;

•	the independent auditors’ qualifications and independence; and

•	the performance of Teekay Tankers’ internal audit function and independent auditors.

Specific duties of the Audit Committee include:

•	engagement of Teekay Tankers’ independent auditor;

•	evaluation of the independent auditor’s qualifications, performance and independence;

•	meeting with management and the independent auditor to review and discuss annual and quarterly consolidated financial statements, financial disclosure and, as applicable, the independent auditor’s report on internal controls over financial reporting;

•	periodic assessment of accounting practices and policies and risk and risk management, including the Company’s policy on use of derivatives and its compliance with the policy;

•	review of Teekay Tankers’ internal controls, internal audit function and corporate policies with respect to financial information;

•	periodic review with management, and if applicable, the independent auditor, of any material correspondence with, or other material action by, regulators or governmental agencies, any material legal affairs of the Company, pension governance, and Teekay Tankers’ compliance with applicable laws and listing standards;

•	oversight of the hiring of any employees or former employees of the independent auditor to ensure compliance with applicable regulations;

•	periodic review and monitoring of compliance with and the effectiveness of Teekay Tankers’ Standards of Business Conduct;

•	overseeing the establishment of procedures for handling complaints concerning financial, accounting, internal accounting controls and auditing matters;

•	reporting to the Board on significant matters arising from the Committee’s activities;

•	preparing an Audit Committee report for inclusion in the annual proxy statement;

•	annually reviewing the Audit Committee charter and the Committee’s performance; and

•	periodically reviewing risks that may have a significant impact on Teekay Tankers’ financial statements.

The Audit Committee works closely with Teekay Tankers’ management, internal auditors and independent auditors. The Audit Committee has the authority to obtain advice and assistance from and receive appropriate funding from Teekay Tankers for outside legal, accounting and other advisors as the Audit Committee deems necessary to fulfill its duties. The Audit Committee meets at least quarterly, and holds such other meetings as are necessary or appropriate for the Committee to fulfill its responsibilities. Periodically, the Audit Committee meets separately with management, with internal audit personnel and with the independent auditors to discuss matters that the Committee or the other groups believe deserve Committee attention. The report of the Audit Committee is included on page 25 of this proxy statement.

Conflicts Committee

Teekay Tankers’ Conflicts Committee is composed entirely of directors who satisfy the same heightened NYSE and SEC independence standards as apply to audit committee membership. The Conflicts Committee reviews matters that the Board refers to the committee for consideration and which constitute (a) matters the Board believes may involve conflicts of interest between (1) Teekay Tankers and (2) its controlling shareholder Teekay Corporation or its affiliates (other than Teekay Tankers) or (b) material related-party transactions, including transactions between Teekay Tankers and its officers or directors or their affiliates. The Board is not obligated to seek approval of the Conflicts Committee on any matter and may determine the resolution of any conflict of interest itself. The Conflicts Committee has the authority to obtain advice and assistance from, and receive appropriate funding from Teekay Tankers for, outside advisers as the Conflicts Committee deems necessary to fulfill its duties.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee:

•	identifies individuals qualified to become Board members;

•	selects and recommends to the Board director and committee member candidates;

•	develops and recommends to the Board corporate governance principles and policies applicable to Teekay Tankers, monitors compliance with these principles and policies and recommends to the Board appropriate changes; and

•	oversees the evaluation of the Board and its committees.

Specific duties of the Nominating and Corporate Governance Committee include, among others: annually assessing the size and composition of the Board; periodically reviewing director qualification criteria; annually reviewing and, as appropriate, recommending directors for continued service; overseeing the Board’s committee structure; recommending Board committee assignments; monitoring compliance with Board and Board committee membership criteria; developing procedures for selecting the Chair of the Board; determining the method of communication between employees, shareholders and other interested parties and non-management directors; and annually evaluating the Committee’s performance and its charter. The Committee has the authority to obtain assistance from outside advisors in fulfilling its duties and to compensate these advisors.

Consideration of Director Nominees

Shareholder Nominees

The policy of the Nominating and Corporate Governance Committee is to consider properly submitted shareholder nominations for Board of Directors candidates as described below under “Identifying and Evaluating Nominees for Directors.” In evaluating these nominations, the Committee considers the balance of knowledge, experience and capability of Directors and the membership guidelines set forth below under “Director Qualifications.” Any shareholder nominations proposed for consideration by the Nominating and Corporate Governance Committee should include the nominee’s name and qualifications for Board membership and should be delivered or mailed, addressed to:

Corporate Secretary

Teekay Tankers Ltd.

4th Floor, Belvedere Building

69 Pitts Bay Road

Hamilton, HM 08 Bermuda

In addition, Teekay Tankers’ bylaws permit shareholders to nominate directors for consideration at an annual shareholders meeting. For a description of the process for nominating directors in accordance with Teekay Tankers’ bylaws, please read “Questions and Answers about the Proxy Materials and the Annual Meeting — What is the deadline to propose actions for consideration at next year’s annual meeting of shareholders or to nominate individuals to serve as directors?” on page 6 of this proxy statement.

Director Qualifications

Teekay Tankers’ Corporate Governance Guidelines include Board membership guidelines that the Nominating and Corporate Governance Committee should consider in reviewing and in recommending to the Board director nominees. Under these guidelines, members of the Board should have high standards of personal and professional ethics, integrity and values. Among other things, the Nominating and Corporate Governance Committee should consider: the nominee’s training, experience and ability in making and overseeing policy in business, government or education sectors; willingness and availability to carry out his or her duties effectively; and commitment to act in the best interests of Teekay Tankers and its stakeholders; and to assess objectively Board, committee and management performance. In evaluating director nominees, the Nominating and Corporate Governance Committee also assesses an individual’s qualifications, skills, experience, background and knowledge in light of the overall composition of the existing Board. Teekay Tankers’ Corporate Governance Guidelines, which include a more detailed discussion of desired director qualifications, are available under “Corporate Governance” in the “About Us” section of our website at www.teekay.com.

Identifying and Evaluating Nominees for Directors

The Nominating and Corporate Governance Committee uses a variety of methods for identifying and evaluating director nominees for recommendation to the Board for approval. The Nominating and Corporate Governance Committee regularly assesses the appropriate size of the Board, and whether any vacancies on the Board are expected due to retirement or otherwise. In the event that vacancies are anticipated or otherwise arise, the Nominating and Corporate Governance Committee considers potential director candidates. Candidates may come to the attention of the Nominating and Corporate Governance Committee through current Board members, professional search firms, shareholders or others. These candidates are evaluated at regular or special meetings of the Nominating and Corporate Governance Committee and may be considered at any time during the year. As described above, the Nominating and Corporate Governance Committee considers properly submitted shareholder nominations for candidates for the Board. Following verification of the shareholder status of persons proposing candidates, any recommendations are aggregated and considered by the Nominating and Corporate Governance Committee. If any materials are provided by a shareholder in connection with the nomination of a director candidate, these materials are forwarded to the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee also reviews materials provided by professional search firms or other parties in connection with a nominee who is not proposed by a shareholder. In evaluating these nominations, the Nominating and Corporate Governance Committee seeks to achieve a balance of knowledge, experience and capability on the Board.

Executive Sessions

Teekay Tankers’ non-management directors hold at least four executive sessions each year at which the non-management directors meet without management directors or other executives present. A non-management director presides over each executive session of the non-management directors, although the same director is not required to preside over each session. Any non-management director may request that additional executive sessions of the non-management directors be held, and the presiding non-management director for the previous session will determine whether to call any such meeting.

Communications with the Board

Individuals may communicate with the Board by writing to Teekay Tankers’ Board by mail or fax addressed to:

Teekay Tankers Ltd.

4th Floor, Belvedere Building

69 Pitts Bay Road

Hamilton, HM 08 Bermuda

Attention: Chairman

Fax: (441) 292-3931

Communications that are intended specifically for non-management directors should be addressed to the Audit Committee and sent to the above address.

The Board’s Role in Risk Oversight

Semi-annually Teekay Corporation’s Vice President, Risk Management, who reports directly to the Audit Committee by operation of the Management Agreement (please read “Certain Relationships and Related Person Transactions—Management Agreement” below), presents to the entire Board for its discussion and review Teekay Tanker’s top enterprise risks assessed in accordance with the risk management framework established by the Committee of Sponsoring Organizations, or COSO.

Exemptions from NYSE Corporate Governance Rules

As a “foreign private issuer” and as a “controlled company,” Teekay Tankers is exempt from certain corporate governance rules that apply to U.S. domestic companies under NYSE listing standards. The following are the significant ways in which Teekay Tankers’ corporate governance practices differ from those followed by U.S. domestic companies:

•	Unlike domestic companies listed on the NYSE, foreign private issuers and controlled companies are not required to have a majority of independent directors. Teekay Tankers’ Board has determined that five of its seven current directors (being Richard J. F. Bronks, Richard T. du Moulin, William Lawes, Richard Paterson and Bjorn Moller) satisfy the NYSE’s independence standards for domestic companies.

•	U.S. issuers are required to have a compensation committee and a nominating and corporate governance committee, each comprised entirely of independent directors. Although as a foreign private issuer and controlled company these rules do not apply to Teekay Tankers, the Board has a nominating and corporate governance committee that currently includes four independent directors. Primarily because Teekay Tankers’ executive officers are employees of Teekay Corporation, with a portion of their compensation reimbursed by Teekay Tankers, the Board does not have a compensation committee. Please read “Executive Officers—Executive Compensation.”

DIRECTOR COMPENSATION

The following table provides information about Teekay Tankers’ compensation and reimbursement practices during 2017 for non-employee directors. Directors who are employees of Teekay Corporation and its subsidiaries do not receive any separate compensation for their Teekay Tankers’ Board activities.

NON-EMPLOYEE DIRECTOR COMPENSATION TABLE FOR 2017

Annual cash retainer	$50,000

Additional cash retainer for:

• Chair of the Audit Committee	$12,500

• Member of Audit Committee	$7,500

• Chair of Conflicts Committee	$12,500

• Member of Conflicts Committee	$7,500

• Chair of Nominating and Governance Committee	$5,000

Reimbursement for expenses attendant to Board membership	Yes

Additional retainer paid in Company securities	$70,000

Range of total compensation earned by directors (for the year)	$120,000 to $140,000

For 2017, the annual retainer was paid by way of a grant of, at the directors’ election, stock or stock options under the Teekay Tankers Ltd. 2007 Long Term Incentive plan. Pursuant to this annual retainer, during 2017 we granted 280,000 stock options of Class A common stock at a price of $2.23 per share. We did not grant any shares of restricted stock. The stock options and restricted stock vest immediately. Each director is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

PROPOSALS TO BE VOTED ON

PROPOSAL NO. 1

ELECTION OF DIRECTORS

Teekay Tankers’ Board of Directors currently consists of seven directors. Effective on the date of the 2018 annual meeting, the Board of Directors will consist of seven directors. At the 2018 annual meeting, seven directors will be elected to serve for a one-year term until the 2019 annual meeting and until their successors are elected. Votes may not be cast for a greater number of director nominees than seven.

Information regarding the business experience of each nominee is provided below. There are no family relationships among Teekay Tankers’ executive officers and directors.

If you sign and return your proxy or voting instruction card, or vote online or by telephone, but do not give instructions for the voting of directors, your shares will be voted “FOR” the seven persons recommended by the Board. If you wish to give specific instructions for the voting of directors, you may do so by indicating your instructions on your proxy, proxy card or voting instruction card.

The seven persons receiving the highest number of “FOR” votes represented by shares of Teekay Tankers’ common stock, present in person or represented by proxy and entitled to be voted at the annual meeting will be elected.

The Board expects that all of the nominees will be available to serve as directors. If for any unforeseen reason any of the Board’s nominees is not available as a candidate for director, the proxyholders, Kevin Mackay, Stewart Andrade and Arthur Bensler, will vote your proxy for such other candidate or candidates as may be nominated by the Board, unless the Board chooses to reduce the number of directors serving on the Board.

The Board recommends a vote FOR the election to the Board of each of the following nominees.

INFORMATION ABOUT THE DIRECTOR NOMINEES

Arthur Bensler Director since 2013 Age 60	Mr. Bensler was appointed Chairman and Director of Teekay Tankers Ltd. in 2013. He also is Executive Vice President and General Counsel of Teekay Corporation and President of Teekay Shipping (Canada) Ltd. He has more than 20 years of experience in the shipping industry, joining Teekay Corporation in 1998 as General Counsel. He was promoted to the position of Vice President and General Counsel in 2002, became the Corporate Secretary of Teekay Corporation in 2003 and was further promoted to Executive Vice President and General Counsel in 2006. Mr. Bensler was appointed Corporate Secretary of Teekay Tankers in 2007 and has served as General Counsel to the Company since its inception. In addition to his role as General Counsel, he serves as Assistant Corporate Secretary of Teekay Offshore GP L.L.C., the general partner of Teekay Offshore Partner L.P. and Teekay GP L.L.C, the general partner of Teekay LNG Partners L.P. Mr. Bensler served as Committee Director of the Britannia Steamship Insurance Association Limited from 2005 to 2010 and has served as a Committee Director of The Standard Club Ltd., a mutual insurance association, since 2010, where he is also a member of the Nominating & Governance Committee and the Strategy Committee.

Bjorn Moller Director since 2007 Age 60	Mr. Moller served as Teekay Tankers’ Chief Executive Officer from 2007 until 2011. Mr. Moller also served as the President and Chief Executive Officer of Teekay Corporation from 1998 until 2011. He also served as Vice Chairman and Director of Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P., from when it was formed in 2004, and Vice Chairman and Director of Teekay Offshore GP L.L.C., the general partner of Teekay Offshore Partners L.P., from when it was formed in 2006, in each case until 2011. Mr. Moller continues to serve as a Director of Teekay Tankers and Teekay Corporation. Mr. Moller has over 35 years of experience in the shipping industry and served as Chairman of the International Tanker Owners Pollution Federation from 2006 to 2013. He served in senior management positions with Teekay Corporation for more than 20 years, and led Teekay’s overall operations from 1997, following his promotion to the position of Chief Operating Officer. Prior to that, Mr. Moller headed Teekay Corporation’s global chartering operations and business development activities. Mr. Moller is also a director of Kattegat Limited, the parent company of Resolute Investments, Ltd., the largest shareholder of Teekay Corporation.

Richard T. du Moulin Director since 2007 Age 71	Mr. du Moulin joined the Board of Directors of Teekay Tankers in December 2007. Mr. du Moulin is currently the President of Intrepid Shipping L.L.C., a position he has held since he founded Intrepid Shipping in 2002. From 1998 to 2002, Mr. du Moulin served as Chairman and Chief Executive Officer of Marine Transport Corporation. Mr. du Moulin is a member of the Board of Trustees and Chairman of the Seamen’s Church Institute of New York and New Jersey. Mr. du Moulin currently serves as an advisor to Hudson Structured Capital Management, a private equity firm and is on the board of Pangaea Logistics Solutions, Ltd., a dry bulk shipping company. Mr. du Moulin served as Chairman of Intertanko, the leading trade organization for the tanker industry, from 1996 to 1999 and served as a director of Globe Wireless L.L.C. and Tidewater, Inc.

Richard J.F. Bronks Director since 2008 Age 52	Mr. Bronks joined the Board of Directors of Teekay Tankers in 2008. Mr. Bronks retired from Goldman Sachs in 2007, where he held a number of positions during his career. From 2004 until 2007, Mr. Bronks was responsible for building Goldman Sachs’ equity, bond and loan financing business in emerging markets, including Central and Eastern Europe, Russia, the Former Soviet Union, the Middle East, Turkey and Africa. From 1999 to 2004, Mr. Bronks served as a co-head of Goldman’s global commodity business, engaged in the trading of commodities and commodity derivatives, and the shipping and storage of physical commodities. From 1993 to 1999, Mr. Bronks served as a member of Goldman’s oil derivatives business in London and New York. Prior to joining Goldman Sachs, Mr. Bronks was employed by BP Oil International, in both its oil derivatives business and its crude oil trading business.

William Lawes Director since 2008 Age 74	Mr. Lawes joined the Board of Directors of Teekay Tankers in 2008. In 2014, Mr. Lawes also joined the board of Tanker Investments Ltd., an Oslo Stock Exchange listed company established by Teekay Corporation and Teekay Tankers and has served as Chairman of its Audit Committee from 2014 until its merger with Teekay Tankers Ltd. in November 2017. Mr. Lawes served as a Managing Director and a member of the Europe, Africa and Middle East Regional Senior Management Board of JPMorgan Chase and its predecessor banks based in London from 1987 until 2002. His functional responsibility was Chief Credit and Counterparty Risk Officer for the region. Prior to joining JPMorgan Chase, he was Global Head of Shipping Finance at Grindlays Bank. Mr. Lawes is qualified as a member of the Institute of Chartered Accountants of Scotland. Since 2005, Mr. Lawes has served as a director and Chairman of the Audit Committee of Diana Shipping Inc., a global provider of shipping transportation services. He was appointed as Trustee and Member of the Finance and Investment Committee of Seafarers UK in 2016.

Kenneth Hvid Director since 2017 Age 49	Mr. Hvid joined the board of Teekay Tankers in February 2017. He was appointed President and CEO of Teekay Corporation in February 2017 and has served as a director of Teekay Offshore GP LLC, the general partner of Teekay Offshore Partners L.P. since 2011. He joined Teekay Corporation in 2000 and was responsible for leading its global procurement activities until he was promoted in 2004 to Senior Vice President, Teekay Gas Services. During this time, Mr. Hvid was involved in leading Teekay through its entry and growth in the LNG business. He held this position until the beginning of 2006, when he was appointed President of its Teekay Navion Shuttle Tankers and Offshore division. In that role he was responsible for Teekay’s global shuttle tanker business as well as initiatives in the floating storage and offtake business and related offshore activities. Mr. Hvid served as Chief Strategy Officer and Executive Vice President of Teekay Corporation from 2011 to 2015, as director of Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P., from 2011 to 2015 and as President and CEO of Teekay Offshore Group Ltd., from 2015 until January 2017. Mr. Hvid has over 28 years of global shipping experience, 12 of which were spent with A.P. Moller in Copenhagen, San Francisco and Hong Kong. In 2007, Mr. Hvid joined the board of Gard P.& I. (Bermuda) Ltd.

Richard D. Paterson Director since 2017 Age 67	Mr. Paterson joined the board of Teekay Tankers on August 1, 2017. He is a certified public accountant who retired from PriceWaterhouseCoopers LLP (PwC) in 2011 after 37 years of service. At the time of his retirement, Mr. Paterson served as the global leader of PwC’s Consumer, Industrial Products and Services Practices comprising the automotive, consumer and retail, energy utilities and mining, industrial products, pharmaceutical and health industry sectors. Mr. Paterson also served as Managing Partner of PwC’s Houston Office and U.S. Energy Practice and supervised audits of ExxonMobil Corporation from 2002 to 2006. Previous to this position, Mr. Paterson lived in Moscow, Russia where he led PwC’s Energy Practice for Europe, Middle East and Asia and also supervised the audits of OAO Gazprom. Mr. Paterson is a member of the National Association of Corporate Directors and serves on the boards of Parker Drilling Company and Eclipse Resources Corporation. He is a past board member of Zaff GP LLC, the U.S./Russia Business Council and the U.S. Energy Association and stepped down on July 31, 2017, from the Board and Chairmanship of the Audit Committee of Tidewater, Inc., the leading offshore vessel service provider to the oil and gas industry. He also resigned as a member of the Board of Saipem Canada, Inc., a private company, on September 30, 2017.

PROPOSAL NO. 2

AMENDMENT TO THE AMENDED AND RESTATED ARTICLES OF INCORPORATION

Introduction

Our Amended and Restated Articles of Incorporation currently authorize the issuance of up to 285,000,000 shares of Class A Common Stock, par value $0.01 per share, up to 100,000,000 shares of Class B Common Stock, par value $0.01 per share, and up to 100,000,000 shares of Preferred Stock, par value $0.01 per share. Of the authorized shares of Class A Common Stock and Class B Common Stock, 231,550,575 shares of Class A Common Stock and 37,007,981 shares of Class B Common Stock were issued and outstanding as of the date of this proxy statement. In addition, as of the date of this proxy statement, we have reserved a total of 50,470,128 shares of our authorized Class A Common Stock for (a) the potential conversion, pursuant to our Amended and Restated Articles of Incorporation, of our outstanding shares of Class B Common Stock into shares of Class A Common Stock, (b) issuance under the Teekay Tankers Ltd. 2007 Long-Term Incentive Plan, of which 2,910,729 options for Class A Common Stock were issued and outstanding and 3,029,415 shares of Class A Common Stock were subject to outstanding restricted stock unit awards as of April 26, 2018, and (c) other purposes. We currently do not have outstanding any preferred shares.

Description of the Charter Amendment

On March 15, 2018, our Board unanimously approved the Charter Amendment, pursuant to which Section 5.1 of our Amended and Restated Articles of Incorporation would be amended, subject to shareholder approval, to increase the number of shares of Class A Common Stock authorized for issuance from 285,000,000 to 485,000,000, with a corresponding increase in the number of total shares of capital stock authorized for issuance from 485,000,000 to 685,000,000.

The Board is recommending this increase in the number of shares of Class A Common Stock and capital stock authorized for issuance primarily for future corporate purposes, which may include, among other things, equity issuances to fund growth opportunities. The shares of Class A Common Stock may be issued by the Board in its discretion upon such terms as the Board or an applicable Board committee deems appropriate.

The Board believes that these additional shares of Class A Common Stock will provide us with the ability to act on favorable market conditions in the future without the potential expense and delay incident to obtaining shareholder approval for an amendment to the Amended and Restated Articles of Incorporation at that time.

Effect of the Amendment

The increase in the number of shares of Class A Common Stock and capital stock authorized for issuance will have no dilutive effect upon the proportionate voting power of our present shareholders. Any subsequent issuance of the shares of Class A Common Stock would have a dilutive effect upon the voting power and could have a dilutive effect upon the economic interest of our existing shareholders.

Effectiveness

The Charter Amendment will become effective upon the filing of an amendment to our Amended and Restated Articles of Incorporation with the Registrar of Corporations of the Marshall Islands after approval by our shareholders.

Required Vote

Approval of the Charter Amendment requires the affirmative “FOR” vote of the holders of at least a majority of (i) the outstanding shares of our Class A Common Stock, voting as a single class, and (ii) the outstanding voting power of our Class A Common Stock and Class B Common Stock, voting together as a single class. Abstentions and broker non-votes will have the same effect as voting “AGAINST” the Charter Amendment because the required vote is based on the number of shares outstanding rather than the number of votes cast.

Our Board recommends a vote “FOR” the Charter Amendment.

COMMON STOCK OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding beneficial ownership, as of December 31, 2017 (except as otherwise noted), of Teekay Tankers’ Class A common stock and Class B common stock by:

•	each person or entity known by Teekay Tankers to beneficially own more than 5% of the Class A or Class B common stock; and

•	all current Teekay Tankers directors and executive officers as a group.

The information provided in the table is based on information filed with the SEC and information provided to Teekay Tankers.

The number of shares beneficially owned by each person, entity, director or executive officer is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person or entity beneficially owns any shares as to which the person or entity has or shares voting or investment power. In addition, a person or entity beneficially owns any shares that the person or entity has the right to acquire as of March 1, 2018 (60 days after December 31, 2017) through the exercise of any stock option or other right. Unless otherwise indicated, each person or entity has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares set forth in the following table.

Beneficial Ownership Table

Name and Address of Beneficial Owner	Class A Common Stock Beneficially Owned	Percentage of Class A Common Stock Beneficially Owned	Class B Common Stock Beneficially Owned	Percentage of Class B Common Stock Beneficially Owned	Percentage of Total Class A and Class B Common Stock Beneficially Owned(1)
Teekay Corporation 4th Floor, Belvedere Building, 69 Pitts Bay Road Hamilton, HM 08, Bermuda	40,290,460	17.4%	37,007,981	100%	28.8%

Blue Mountain Capital Management, L.L.C.(2) 280 Park Avenue, 12th Floor, New York, New York 10017, United States	17,485,057	7.6%	Nil	Nil	6.5%

Huber Capital Management, L.L.C.(3) 2321 Rosecrans Ave, Suite #3245, El Segundo, CA 90245, United States	16,259,924	7.0%	Nil	Nil	6.1%

Azvalor Asset Management, SGIIC, SA(4) Javier Casamayor, Paseo De La Castellana 110.28046 Madrid, Spain.	12,150,631	5.3%	Nil	Nil	4.5%

All current directors and executive officers, as a group (9 persons)(5)	1,792,970	0.8%	Nil	Nil	0.7%

(1)	The total voting power represented by shares beneficially owned by Teekay Corporation is 9.7% for Class A common stock, 44.5% for Class B common stock and 54.1% for total Class A and Class B common stock. This is based on a total of approximately 231,193,657 outstanding shares of our Class A common stock and 37,007,981 shares of our Class B common stock as of December 31, 2017.
(2)	Includes shared voting power and shared dispositive power. This information is based on the Schedule 13G filed by this investor with the SEC on February 14, 2018.
(3)	According to the Schedule 13G/A filed with the SEC on February 13, 2018, Huber Capital Management, L.L.C. has sole voting power and sole dispositive power as to 9,446,248 and 16,259,924 of the shares, respectively.

(4)	According to the Schedule 13G filed with the SEC on January 22, 2018, Azvalor Asset Management, SGIIC, SA has sole voting power and sole dispositive power as to all 12,150,631 of the shares.
(5)	Excludes shares of Class A and Class B common stock beneficially owned by Teekay Corporation, on the Board of Directors of which serves Teekay Tankers’ directors Bjorn Moller and Kenneth Hvid. In addition, Mr. Hvid is Teekay Corporation’s President and Chief Executive Officer and Mr. Moller was Teekay Corporation’s President and Chief Executive Officer until March 2011. Mr. Bensler is our Chairman and a director, and is the Executive Vice President, General Counsel and Corporate Secretary of Teekay Corporation, and Stewart Andrade is our Chief Financial Officer and Vice President, Strategy and Business Development of Teekay Corporation. Please read “Certain Relationships and Related Party Transactions—Teekay Tankers Executive Officers and Certain of its Directors” for more detail.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Teekay Tankers has relationships or is a party to transactions with Teekay Corporation and certain of its subsidiaries. These and other relationships and transactions are described below.

Teekay Corporation’s Ownership Interest and Voting Control; Renunciation of Business Opportunities in Favor of Teekay Corporation

As of the date of this proxy statement, Teekay Corporation owns, directly or indirectly, 37,007,981 shares of Teekay Tankers’ Class B common stock and 40,290,460 shares of Teekay Tankers’ Class A common stock, representing a 28.8% ownership interest in Teekay Tankers and 54.1% of the aggregate voting power of Teekay Tankers’ outstanding shares of common stock. Please read “Common Stock Ownership of Certain Beneficial Owners and Management” for more information.

Teekay Tankers Class B common stock has five votes per share, subject to a 49% aggregate Class B common stock voting power maximum, while Teekay Tankers Class A common stock has one vote per share. Except as otherwise provided by the Marshall Islands Business Corporations Act, holders of shares of Class A common stock and Class B common stock vote together as a single class on all matters submitted to a vote of shareholders, including the election of directors. Teekay Corporation currently controls all of Teekay Tankers’ outstanding Class B common stock and additional shares of Class A common stock. Because of Teekay Tankers’ dual-class structure, Teekay Corporation may continue to control all matters submitted to Teekay Tankers’ shareholders for approval even if it and its affiliates own significantly less than 50% of the shares of Teekay Tankers’ outstanding common stock.

Teekay Tankers’ articles of incorporation renounce in favor of Teekay Corporation business opportunities that may be attractive to both Teekay Corporation and Teekay Tankers. This provision effectively limits the fiduciary duties Teekay Tankers or its shareholders otherwise may be owed regarding these business opportunities by the Teekay Tankers directors and officers, who also serve as directors or officers of Teekay Corporation or its other affiliates. If Teekay Corporation or its affiliates no longer beneficially own shares representing at least 20% of the total voting power of Teekay Tankers outstanding capital stock and no person who is an officer or director of Teekay Tankers is also an officer or director of Teekay Corporation or its other affiliates, then this business opportunity provision of Teekay Tankers’ articles of incorporation will terminate.

Teekay Tankers’ Executive Officers and Certain of its Directors

Kenneth Hvid, one of Teekay Tankers’ directors, is also President and Chief Executive Officer of Teekay Corporation.

Bjorn Moller, one of Teekay Tankers’ directors, is also a director of Teekay Corporation and of Kattegat Limited, the parent company of Resolute Investments, Ltd., the largest shareholder of Teekay Corporation. Until March 2011, he was also the Chief Executive Officer of Teekay Tankers, the Chief Executive Officer and a director of Teekay Tankers Management Services Ltd., a subsidiary of Teekay Corporation, (the Manager), the Chief Executive Officer of Teekay Corporation and a director of each of Teekay Offshore GP L.L.C. and Teekay GP L.L.C.

Kevin Mackay, Teekay Tankers’ President and Chief Executive Officer, is also the Chief Executive Officer of the Manager and is a member of Teekay Corporation’s executive team and leads a global network of commercial offices in Asia, Europe and North America, with the responsibility of marketing Teekay’s fleet of conventional tankers.

Arthur Bensler, Teekay Tankers’ Chairman and director, is also Executive Vice President, General Counsel and Corporate Secretary of Teekay Corporation.

Stewart Andrade, Teekay Tankers’ Chief Financial Officer, is also Vice President, Strategy and Business Development of Teekay Corporation.

Management Agreement

In connection with Teekay Tankers’ initial public offering, it entered into a long-term management agreement with the Manager, which Management Agreement was amended and restated in 2017 (the Management Agreement). Pursuant to the Management Agreement, the Manager provides commercial, technical, administrative and strategic services to Teekay Tankers.

For more information about these and other relationships and related party transactions, please read “Item 7. Major Shareholders and Certain Relationships and Related Party Transactions” of our annual report on Form 20-F filed with the SEC on April 24, 2018.

EXECUTIVE OFFICERS

The following table provides information about the executive officers of Teekay Tankers.

Name	Age	Position

Kevin Mackay	49	President and Chief Executive Officer

Stewart Andrade	46	Chief Financial Officer

Kevin Mackay	Mr. Mackay was appointed President and Chief Executive Officer of Teekay Tankers in June 2014 and leads a global network of commercial offices in Asia, Europe and North America, with the responsibility of marketing Teekay’s fleet of conventional tankers. Mr. Mackay joined Teekay from Phillips 66, where he headed the global marine business unit, responsible for all aspects of marine transportation, including chartering, operations, demurrage, strategy and freight trading, business improvement and marine risk management. He held a similar role as the General Manager, Commercial Marine at ConocoPhillips from 2009 to 2012 before the formation of Phillips 66. Mr. Mackay started his career working for Neptune Orient Lines in Singapore from 1991 to 1995. He then joined AET Inc. Limited (AET) (formerly American Eagle Tankers Inc.) in Houston, where he ultimately was the Regional Director—Americas, Senior Vice President, responsible for AET’s business in the Americas. Mr. Mackay holds a B.Sc. (Econ) Honours from the London School of Economics & Political Science.

Stewart Andrade	Stewart Andrade was appointed Chief Financial Officer of Teekay Tankers in December 2017. He joined Teekay in 2002 and has worked in a variety of roles at Teekay and has been responsible for executing a number of strategic transactions, including acquisitions and the establishment of joint ventures, to grow Teekay Tankers into one of the world’s leading tanker companies. Mr. Andrade is also responsible for Strategy and Business Development for Teekay’s tanker business, a role he has held since 2015. Prior to joining Teekay, Mr. Andrade worked in Ernst and Young’s consulting practice providing advisory services to a variety of Canadian and international organizations. Mr. Andrade is a Canadian Chartered Professional Accountant.

Executive Compensation

Because Teekay Tankers’ executive officers are employees of Teekay Corporation, their compensation is set and generally paid by Teekay Corporation, and Teekay Tankers reimburses Teekay Corporation for time spent by its officers on its management matters. For 2017, Teekay Tankers reimbursed Teekay Corporation $1.3 for time spent by Teekay Tankers’ executive officers on management matters pursuant to the Management Agreement. In March 2017, Teekay Tankers granted awards of 109,776 Restricted Stock Units (RSUs) and 346,583 Stock Options to Teekay Tankers’ executive officers under the Teekay Tankers Ltd. 2007 Long-Term Incentive Plan. The RSUs vest and become payable with respect to one-third of the shares on each of the first three anniversaries of the grant date and accrue dividends from the date of the grant to the date of vesting that are payable in additional shares. For each RSU that vests the executive officer is entitled to receive one share of Class A common stock plus any reinvested dividends from the date of the grant to the date of vesting. The Stock Options also vest and become exercisable with respect to one-third of the shares under option on each of the first three anniversaries of the grant date. Teekay Tankers’ Annual Report on Form 20-F for the year ended December 31, 2017, as filed with the SEC on April 24, 2018, is hereby incorporated by reference.

PRINCIPAL AUDITOR FEES AND SERVICES

Fees Incurred by Teekay Tankers for KPMG LLP Services

Our principal accountant for 2016 and 2017 was KPMG LLP. The following table shows the fees Teekay Tankers paid or accrued for audit and other services provided by KPMG LLP for 2016 and 2017.

Fees	2016	2017
Audit Fees (1)	$407,703	$544,913
Audit-Related Fees	24,000	0

Total	$431,703	$544,913

(1)	Audit fees represent fees for professional services provided in connection with the audit of our consolidated financial statements, review of our quarterly consolidated financial statements, as well as other professional services in connection with the review of our regulatory filings.

No fees for tax or other services were provided to Teekay Tankers by the relevant auditors during the terms of their appointments in 2016 and 2017.

The Audit Committee has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and any associated fees. Engagements for proposed services either may be separately pre-approved by the Audit Committee or entered into pursuant to detailed pre-approval policies and procedures established by the Audit Committee, as long as the Audit Committee is informed on a timely basis of any engagement entered into on that basis. The Audit Committee separately pre-approved all engagements and fees paid to our principal accountants in 2017.

REPORT OF THE AUDIT COMMITTEE OF

THE BOARD OF DIRECTORS

The Audit Committee assists the Board in fulfilling its responsibilities for oversight of:

•	the integrity of Teekay Tankers’ consolidated financial statements;

•	Teekay Tankers’ compliance with legal and regulatory requirements;

•	the independent auditors’ qualifications and independence; and

•	the performance of Teekay Tankers’ internal audit function and independent auditors.

The Audit Committee manages Teekay Tankers’ relationship with its internal auditors and its independent auditors, who both report directly to the Audit Committee. The Audit Committee has the authority to obtain advice and assistance from outside legal, accounting or other advisors as the Audit Committee deems necessary to carry out its duties and to receive appropriate funding, as determined by the Audit Committee, from Teekay Tankers for such advice and assistance.

Teekay Tankers’ management has primary responsibility for preparing Teekay Tankers’ consolidated financial statements and Teekay Tankers’ financial reporting process. Teekay Tankers’ independent auditors, KPMG LLP, are responsible for expressing an opinion on the conformity of Teekay Tankers’ audited consolidated financial statements with accounting principles generally accepted in the United States.

In this context, the Audit Committee reports as follows:

1.	The Audit Committee has reviewed and discussed the audited consolidated financial statements for 2017 with Teekay Tankers’ management.

2.	The Audit Committee has discussed with the independent auditors the matters required to be discussed by Auditing Standard No. 1301, Communications with Audit Committees, as amended or modified.

3.	The Audit Committee has received the letter and written disclosures from the independent auditors required by Public Company Accounting Oversight Board and has discussed the matter of independence with the independent auditors.

4.	Based on the review and discussions referred to in paragraphs (1) through (3) above, the Audit Committee has recommended to the Board, and the Board has approved, that Teekay Tankers’ audited consolidated financial statements be included in Teekay Tankers’ Annual Report on Form 20-F for 2017, for filing with the SEC.

The undersigned members of the Audit Committee have submitted this Report to the Board.

Richard D. Paterson, Chair

William Lawes

Richard J.F. Bronks

Richard T. du Moulin